Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Distributions

The following table sets forth our ratio of earnings to combined fixed charges and preferred share distributions for each of the periods indicated:

	Six months ended June 30,	Fiscal Years Ended December 31,
	2018	2017	2016	2015	2014	2013

	(in thousands, except ratio computation)
Earnings available for fixed charges:
Income (loss) from continuing operations	$(2,253)	$33,272	$53,749	$8,991	$270,077	$71,052
Add: Fixed charges included in income (loss) from operations	25,745	27,623	24,651	25,924	27,060	19,378
Total earnings available for fixed charges	$23,492	$60,895	$78,400	$34,915	$297,137	$90,430
Fixed charges:
Interest expense	$25,745	$27,623	$24,651	$25,924	$27,060	$19,378
Total fixed charges before preferred distribution requirements	25,745	27,623	24,651	25,924	27,060	19,378
Preferred share distribution requirements	5,966	2,457	—	—	—	—
Total combined fixed charges and preferred share distribution requirements	$31,711	$30,080	$24,651	$25,924	$27,060	$19,378

Ratio of earnings to combined fixed charges and preferred share distribution requirements (1)	0.7	2.0	3.2	1.3	11.0	4.7

(1) The ratio of earnings to fixed charges was below one-to-one for the six months ended June 30, 2018. The earnings available for fixed charges was $2.3 million less than the total of fixed charges.